

May 20, 2024

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway, Suite 400
Virginia Beach, VA 23452

  Re: Inspire Veterinary Partners, Inc.
    Draft Registration Statement on Form S-1
    Submitted May 10, 2024
    CIK No. 0001939365

Dear Kimball Carr:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Juan Grana at 202-551-6034 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: Mark E. Crone, Esq.